	Adecoagro's Adj EBITDA reached $433 million in 2022, in line with 2021 despite higher global costs and challenging weather. During 2022 the company distributed 47% of NCFO via cash dividend and share repurchases.

4Q22 Earning Release Conference Call

English Conference Call	Luxembourg, March 9, 2023 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the fourth quarter ended December 31, 2022. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 35 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
March 10, 2023
9 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
3 p.m. (Luxembourg)
	Financial Performance - Highlights

Zoom link details available at	$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
www.ir.adecoagro.com	Gross Sales	382,016	320,545	19.2%	1,351,707	1,097,723	23.1%
	Net Sales (1)	373,235	312,762	19.3%	1,324,477	1,070,153	23.8%
	Adj EBITDA (2)
Investor Relations	Farming & Land Transformation	10,288	10,474	(1.8)%	82,911	123,834	(33.0)%
Emilio Gnecco	Sugar, Ethanol & Energy	101,132	65,026	55.5%	373,770	334,854	11.6%
CFO	Corporate Expenses	(5,636)	(5,975)	(5.7)%	(23,828)	(21,584)	10.4%
Victoria Cabello	Total Adj EBITDA	105,784	69,525	52.2%	432,853	437,104	(1.0)%
IR Officer	Adj EBITDA Margin (2)	28.3%	22.2%	27.5%	32.7%	40.8%	(20.0)%
	Net Income	2,732	58,753	(95.4)%	108,606	130,717	(16.9)%
Email	Adj Net Income (3)	18,568	57,074	(67.5)%	124,521	157,218	(20.8)%
ir@adecoagro.com	LTM Adj Free Cash Flow from Op (NCFO) (4)	141,286	151,769	(6.9)%	141,286	151,769 (5)	(6.9)%
	LTM Adj Free Cash Flow (4)	70,500	93,739	(24.8)%	70,500	93,739 (5)	(24.8)%

	Operating Performance - Highlights
	Sugarcane milled (thousand tons)	3,156	1,252	152.0%	10,485	10,940	(4.2)%
Website:	Farming Planted Area (Hectares)	291,843	262,110	11.3%	291,843	262,110	11.3%
www.adecoagro.com	Milk Produced (million liters)	47.6	46.7	2.0%	185.6	173.1	7.2%

• Adjusted Free Cash Flow from Operations(5) (also referred to as NCFO) amounted to $141 million in 2022, guaranteeing a minimum distribution of $56.5 million to be paid in 2023 via dividend and share repurchases.

• Net sales presented a year-over-year increase of 19.3% in 4Q22 and 23.8% in 2022 on a solid commercial strategy in all of our business units.

•Adjusted EBITDA in 4Q22 was 52.2% higher year-over-year driven by an outperformance of the Sugar, Ethanol & Energy business whereas for the full year it amounted to $433 million, in line with 2021.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted Net Income to profit for the period.
(4) Please see "Reconciliation of Non-IFRS measures" starting on page 35 for a reconciliation of Adjusted Free Cash Flow from Operations and Adjusted Free Cash Flow to Net Increase/(Decrease) in Cash and Equivalents.
(5) As reported in our 2021 Annual Report.

Sugar, Ethanol & Energy business

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $101.1 million in 4Q22, 55.5% or $36.1 million higher compared to the same period of last year. This was positively impacted by (i) an increase in crushing volume of 1.9 million tons compared to 4Q21 driven by greater cane availability and enhanced agricultural productivity indicators; (ii) our flexibility to continuously maximize production of the product with the highest marginal contribution (44% of total TRS production diverted to sugar compared to only 7% during 4Q21; and 93% of total ethanol production was anhydrous ethanol compared to 64% last year); coupled with (iii) lower cost of production and higher mark-to-market of our harvested cane, both driven by higher volume.

◦In 2022 Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $373.8 million, $38.9 million higher year-over-year. Crushing volume amounted to 10.5 million tons, 0.5 million tons lower than in 2021, due to the start of crushing activities in mid-March, following a short inter-harvest period. Despite lower volumes, higher results were mostly explained by an increase in net sales driven by our operational and commercial flexibility which enabled us to benefit from attractive prices of ethanol and sugar, especially during the first half of the year. Throughout 2022, the price scenario of our products experienced significant changes. The late start of harvesting activities in Center-South Brazil and strong international oil prices were constructive for prices at the beginning of the year. To benefit from this scenario we (i) carried-over production from 2021 into 2022 to be sold at higher prices; and (ii) cleared out our tanks at the peak of prices achieving record sale volumes (23% of ethanol sales at prices over 26 ct/lb sugar equivalent). By mid-year prices, especially of ethanol, experienced downward pressure caused by regulatory changes in Brazil (reduction of ICMS and zeroing of federal taxes) and by the delay in adjusting domestic gasoline prices to reflect international parity. We were able to rapidly adapt our strategy to the current context by focusing on (i) the commercialization of sugar and anhydrous ethanol, while we built inventory of hydrous ethanol; (ii) exporting 35% of our anhydrous ethanol production into Europe to capture a premium versus domestic prices – thanks to our certifications and ability to meet product specification; and (iii) using our bagasse as fuel to dehydrate ethanol stocks rather than to produce energy due to lower spot prices. Results were partially offset by higher costs of inputs, such as diesel and salaries, among others - partially mitigated by our strategy to be self-sufficient in potash fertilizer, which accounts for 48% of our total agricultural inputs' requirements. This not only reduces our exposure to spot prices but improves our sustainability profile.

◦We have entered into 2023 with good sugarcane availability and solid productivity indicators. As expected, this has enabled us to resume our continuous harvest model. We are currently one of the few players in Brazil crushing and the only player producing sugar. Being able to crush cane year-round, even during the traditional inter-harvest period, is one of our main competitive advantages. While the Sugar & Ethanol industry in Brazil has to rely on inventories carried over from the past year, we are able to supply new production into the market and continuously maximize the product that offers the highest marginal contribution, which nowadays is sugar (40% hedged at 19.4 ct/lb). Weather going normal, we expect our crushing volume in 2023 to be around 15% higher than in 2022 on account of (i) better productivity outlook; and (ii) greater sugarcane availability. This, in turn, will result in a reduction in unitary cash cost, due to better dilution of fixed costs.

Farming & Land Transformation business

◦Adjusted EBITDA in the Farming and Land Transformation business amounted to $10.3 million in 4Q22, in line with 4Q21. Our Rice and Dairy businesses presented an outperformance compared to the same period of last year, which was fully offset by the $7.4 million year-over-year reduction in the Adjusted EBITDA of our Crops business.

◦As we had already anticipated in our previous reports, Adjusted EBITDA for the full year was 33.0% lower than in 2021, reaching $82.9 million. Higher results of our Dairy business driven by volume and better mix of higher value added products, were fully offset by an underperformance of our Crops and Rice businesses. Results were mainly impacted by higher costs, an uneven performance of yields and lower rice prices. Margins were pressured by the global inflationary environment which led to an overall increase in costs of agricultural inputs in U.S. dollars, including diesel and agrochemicals, as well as higher logistic costs, among others. In terms of yields, rice presented a reduction of 1.0 Tn/Ha compared to the previous campaign as a consequence of La Niña weather event, while peanut and sunflower also performed below last year's average (5.3% and 3.9% lower, respectively). Moreover, yields for both of our second crops (soybean and corn) also reported a decline compared to the previous campaign (19.2% and 6.0% lower, respectively).

◦La Niña weather event has extended its effects during the beginning of 2023 and continue affecting production as of today. Almost all of the productive regions of Argentina and Uruguay are experiencing losses in their summer crop productions. Although we are diversified in terms of crops and geographical regions, due to lack of soil moisture because of the drought, we had to adjust our planting calendar and reduce area. We are constantly reviewing the evolution of each crop and expect yields to be lower than the previous harvest year. On the other hand, our Rice and Dairy businesses, which were less affected by the drought, have a much better outlook for the current campaign.

Remarks

2022 Shareholder Distribution Update

◦2022 was the first year of distribution as per our Distribution Policy announced in November 2021. This policy consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year, via a combination of share repurchases and dividends.

◦During 2022 we distributed a total of $71.8 million, or 47% of the NCFO generated in 2021, representing a distribution yield of 7.1%. This was executed via the repurchase of 4.6 million shares at an average price of $8.02 per share (average market price for the year stood at $9.13), totaling $36.8 million. In addition, we distributed cash dividends in the amount of $35.0 million, paid in two installments of $17.5 million each in May and November 2022, representing approximately $0.1571 and $0.1603 per share, respectively.

2023 Announced Shareholder Distribution

◦In 2022, we generated $141.3 million of NCFO, which equals to a minimum distribution of $56.5 million during 2023. Cash dividends will amount to $35.0 million to be paid in two installments of $17.5 million each, on or about May and November 2023. Such dividend distribution is subject to the approval of the annual shareholder meeting to be held next April 19th. The balance will be distributed via buybacks and/or dividends as the case may be.

◦During the first two months of the year, we repurchased 0.7 million shares at an average price of $7.95 per share, totaling $5.5 million. Going forward we expect to continue repurchasing shares, in line with our commitment to generate long term value for our shareholders.

ESG Update

Led by our ESG committee, throughout 2022 we worked on (i) consolidating our ESG strategy; (ii) analyzing alternatives to enhance our ESG communication to stakeholders and expand our investor base; and (iii) reviewing the company's operations in order to identify potential opportunities to strengthen our ESG performance. Below are some of our main developments of the year.

◦Innovation: We continued developing and adopting technologies to become more efficient producers of food and renewable energy and further reduce our carbon footprint. Examples of this include (i) our proprietary technology to produce biogas from vinasse, which is then used in the production of energy or converted into biomethane to replace diesel consumption; (ii) the replacement of synthetic fertilizer with biofertilizer produced from subproducts; (iii) the construction of a second biodigestor which produces energy from cow manure; and (iv) the continuous implementation of agtech, such as the selective application of agrochemicals using drones.

◦Integrated report: By mid-2022 we released our first Integrated Report, together with our audited 2021 Sustainability report. We prepared these reports following the Integrated Reporting Framework, GRI and SASB standards, and showing our contribution to the United Nation's 2030 Agenda. Please visit our Sustainability microwebsite (https://sustainability.adecoagro.com/en) for more information.

◦Publication of policies: In addition to our existing Integrated Policy and Food Safety & Quality Policy, during 2022 we published the following company-wide policies: (i) Environmental; (ii) Human Rights; (iii) Diversity & Inclusion; (iv) Occupational Health & Safety; and (vi) Animal Welfare Policy.

◦Engagement with rating agencies: With the goal of gaining a better understanding of information requirements from investors and the general market, we engaged with three of the most relevant ESG rating agencies. Throughout this process we identified opportunities for improvement, strictly related to information disclosure and communication, which we will continue to tackle in the short and medium term.

▪Corporate Sustainability Assessment (S&P Global): In the 2022 CSA, Adecoagro performed in the 87th percentile in the Food Products industry, becoming a top #13 company out of every 100 companies, reflecting an improvement from the 66th percentile in the past assessment year. (Score date: February 17th, 2023)

▪Sustainalytics (Morningstar): Adecoagro's score was upgraded one notch, outperforming 62% of the players in the Agriculture subindustry. (Score date: January 27th, 2022). Next update will be published on or about 3Q23.

▪MSCI: Adecoagro ranked "A", performing in the 76th percentile of the Food Products industry. (Score date: February 24th, 2022). Feedback on our new score should be available in 1Q23.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Milling
Sugarcane Milled	tons	3,156,246	1,252,357	152.0%	10,484,888	10,940,307	(4.2)%
Own Cane	tons	3,124,796	1,247,086	150.6%	10,117,148	10,479,720	(3.5)%
Third Party Cane	tons	31,450	5,271	496.7%	367,740	460,587	(20.2)%
Production
TRS Equivalent Produced	tons	433,472	163,718	164.8%	1,435,225	1,485,321	(3.4)%
Sugar	tons	184,382	11,441	n.m	481,919	546,819	(11.9)%
Ethanol	M3	138,014	88,071	56.7%	540,231	534,603	1.1%
Hydrous Ethanol	M3	9,256	31,397	(70.5)%	184,644	292,708	(36.9)%
Anhydrous Ethanol (1)	M3	128,758	56,674	127.2%	355,587	241,896	47.0%
Sugar mix in production	%	44%	7%	508.7%	35%	38%	(8.8)%
Ethanol mix in production	%	56%	93%	(40.1)%	65%	62%	5.5%
Energy Exported (sold to grid)	MWh	169,758	159,401	6.5%	608,964	730,739	(16.7)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	53.8	127.3	(57.7)%	58.1	66.8	(13.0)%
Agricultural Metrics
Harvested own sugarcane	tons	3,124,796	1,247,086	150.6%	10,117,148	10,479,720	(3.5)%
Harvested area	Hectares	38,567	19,044	102.5%	152,074	152,830	(0.5)%
Yield	tons/hectare	81	65	23.7%	67	69	(3.0)%
TRS content	kg/ton	134	120	11.6%	131	128	2.2%
TRS per hectare	kg/hectare	10,873	7,877	38.0%	8,692	8,766	(0.8)%
Mechanized harvest	%	100%	100%	—%	100%	99%	0.2%
Area
Sugarcane Plantation	hectares	192,987	185,806	3.9%	192,987	185,806	3.9%
Expansion & Renewal Area	hectares	5,786	8,900	(35.0)%	31,405	29,311	7.1%
(1) In 4Q22 we produced 28,430 cubic meters of anhydrous ethanol by dehydrating our hydrous ethanol stocks. On an annual basis, this figure increases to 63,777 cubic meters of extra anhydrous ethanol production.

As mentioned in past releases, in mid-2021 a cold front hit Brazil's key productive areas causing frost damage on sugarcane plantations and a reduction in sugarcane availability towards the end of 2021 and beginning of 2022. Despite normally operating based on a continuous harvest model (meaning that we can crush cane year-round), we entered into an inter-harvest period from December 2021 to mid-March 2022 to allow our sugarcane to recover. Productivity indicators throughout the first semester of 2022 were below average due to the lagging impact of the adverse weather. However, they presented a significant recovery towards the second semester, as there was no longer sugarcane affected by the frost and due to the favorable impact of rains on yield.

Thus, the year-over-year comparison for the fourth quarter reflects the impact of the adverse weather on 4Q21 and a significant recovery in our operational indicators in 4Q22. Crushing volume, for instance, amounted to 3.2 million tons during 4Q22, 1.9 million tons higher compared to the same period of last year. Sugarcane yields during the quarter were 23.7% higher year-over-year reaching 81 tons per hectare, while TRS content presented a 11.6% improvement amounting to 134 kg/ton.

On a full year basis, crushing volume reached 10.5 million, 4.2% lower compared to the same period of last year. This was mostly explained by the first quarter dynamics as it captures the late start of crushing activities in 2022, enhanced by weaker agricultural productivity indicators. In terms of yields, these presented a gradual improvement throughout the quarters of 2022 until reaching normal levels in 4Q, as we expected, whereas TRS content reached 131 kg/ton, marking a 2.2% year-over-year increase.

It is important to highlight that we have entered 2023 with good sugarcane availability which enabled us to resume our continuous harvest model. In other words, we are currently undergoing crushing activities and supplying new products to the market. Moreover, the cane that is being crushed presents high productivity levels while we continue to maximize sugar, the product offering a premium. Going forward, and assuming weather evolving normal, we expect our crushing volumes to be around 15% higher than in 2022 on account of (i) higher sugarcane availability thanks to the expansion planting activities conducted throughout the last years to supply our growing crushing capacity; coupled with (ii) a better productivity outlook.

In terms of mix, during 4Q22 our maximization strategy constantly switched in order to always produce the product offering the highest marginal contribution. These changes were driven by the following impacts such as (i) the regulatory measures taken by the Brazilian government which caused a reduction in the price of both hydrous ethanol and gasoline throughout the second half of 2022; (ii) the stronger demand for anhydrous ethanol due to the 27% mandatory blend with gasoline; and (iii) the international demand for Brazilian sugar as the country was the only active supplier at that moment. On average, anhydrous ethanol in Mato Grosso do Sul traded at 19.6 cts/lb, 1.6% premium to sugar whereas hydrous ethanol traded at 17.9 cts/lb, 7.1% discount to sugar. As a result, we diverted as much as 56% of our TRS to ethanol. To further take advantage of price premiums, 93% of our total ethanol production was anhydrous ethanol, compared to 64% during 4Q21, out of which we have been able to export a portion to Europe at attractive prices (as we have the necessary certifications and industrial capacity to meet product specifications). This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

On an annual basis, production mix favored ethanol, the product trading at a price premium, to which we diverted 65% of total TRS, compared to 62% in 2021. We started the year maximizing ethanol production in order to profit from attractive prices, which peaked in April, and continued to do so until mid-third quarter when the regulatory measures in the tax scheme of fuels got approved. As always, our production strategy constantly switched to produce at all times the product that offered a premium, whether that be sugar or ethanol, proving the high degree of flexibility of our fixed assets.

Exported energy during the quarter totaled 170 thousand MWh, 6.5% higher compared to the same period of 2021. Despite the 152.0% year-over-year increase in crushing volume, exported energy did not grow in the same percentage due to low spot prices, driven by the high level of water in the reservoirs. Consequently, rather than using our bagasse to produce energy, we used it as fuel in the ethanol dehydration process, enabling us to produce more anhydrous ethanol, demanded both domestically and in export markets. Due to this, our cogeneration efficiency ratio during 4Q22 stood at 53.8 KWh/ton, 57.7% lower year-over-year. In 2022, exported energy amounted to 609 thousand MWh, 16.7% lower year-over-year, fully explained by the lower crushing volume and by our commercial strategy to use bagasse to dehydrate ethanol and capture attractive prices.

As of December 31, 2022, our sugarcane plantation consisted of 192,987 hectares, 3.9% higher compared to 2021. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2022, we planted a total of 31,405 hectares of sugarcane. Of this total planted area, 23% or 7,181 hectares were expansion areas planted to supply our growing crushing capacity and 77% or 24,224 hectares were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Sugar, Ethanol & Energy Segment - Financial Performance

SUGAR, ETHANOL & ENERGY - HIGHLIGHTS
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Net Sales (1)(2)	197,793	156,609	26.3%	603,530	534,440	12.9%
Margin on Manufacturing and Agricultural Act. Before Opex	76,871	61,882	24.2%	282,051	280,673	0.5%
Adjusted EBITDA	101,132	65,026	55.5%	373,770	334,854	11.6%
Adjusted EBITDA Margin (3)	51.1%	41.5%	23.1%	61.9%	62.7%	(1.2)%
Adjusted EBIT	55,163	41,962	31.5%	212,850	190,873	11.5%
EBITDA per ton crushed ($/Tn)	32.0	51.9	(38.3)%	35.6	30.6	16.5%
EBIT per ton crushed ($/Tn)	17.5	33.5	(47.8)%	20.3	17.4	16.4%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 12M22 include $10.5 million and in 12M21 $9.2 million corresponding to the sale of 18.9 thousand and 23.3 thousand tons of soybean, respectively, planted as cover crop during the implementation of the agricultural technique known as meiosis.
Net sales amounted to $197.8 million during 4Q22, 26.3% higher year-over-year. This increase was driven by higher selling volume and higher average selling price of sugar, coupled with higher selling volume of anhydrous ethanol which fully offset the year-over-year decrease in its average selling price.
On a full year basis, net sales reached $603.5 million, 12.9% higher year-over-year. This was explained by the higher average selling prices of sugar and ethanol (both hydrous and anhydrous) coupled with the higher selling volume of anhydrous ethanol. Despite the late start of harvesting activities with the consequent lower production, we benefited from the constructive price scenario during the first semester, in particular capturing the hike in ethanol prices both domestically and in export markets, thanks to our commercial strategy to carry-over stock from 2021. Indeed, we cleared out our ethanol storage tanks at the peak of prices (monthly record sale of 125 thousand m3 during April, at an average price of 26.4 cts/lb sugar equivalent). Moreover, we exported 123 thousand m3 of anhydrous ethanol at an average price of 20.8 cts/lb (762 $/m3) to profit from higher prices abroad during 2022.
Adjusted EBITDA during 4Q22 amounted to $101.1 million, 55.5% higher year-over-year. This was explained by (i) the aforementioned $42.2 million increase in sales and by (ii) a $12.8 million year-over-year increase in the mark-to-market of our harvested cane on higher crushing volume. Results were partially offset by (i) higher costs due to the increase in production volume coupled with higher costs of inputs, such as fuels, lubricants and salaries; and by (ii) a $2.4 million increase in selling expenses due to higher freight costs on higher sugar sales.
On a full year basis, Adjusted EBITDA totaled $373.8 million, marking a 11.6% increase compared to 2021. This was driven by (i) higher net sales; (ii) a $19.4 million year-over-year gain in the mark-to-market of our cane, mainly related to better productivity outlook of our unharvested cane; and (iii) a $20.3 million year-over-year gain in our commodity hedge position explained by the loss in our derivative position generated in 2021. Results were partially offset by the aforementioned increase in costs. EBITDA per ton crushed amounted to 35.6 $/Tn in 12M22, marking a 16.5% increase year-over-year while EBIT per ton crushed increased by 16.4% year-over-year.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

SUGAR, ETHANOL & ENERGY - NET SALES BREAKDOWN (1)
	$ thousands				Units			($/unit)
	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %
Sugar (tons)	86,579	63,479	36.4%	206,425	154,131	33.9%	419	412	1.8%
Ethanol (cubic meters)	102,378	79,840	28.2%	166,980	119,321	39.9%	613	669	(8.4)%
Hydrous Ethanol (cubic meters)	16,412	22,378	(26.7)%	33,277	37,611	(11.5)%	493	595	(17.1)%
Anhydrous Ethanol (cubic meters)	85,966	57,462	49.6%	133,703	81,711	63.6%	643	703	(8.6)%
Energy (Mwh) (2)	7,394	9,520	(22.3)%	186,173	216,113	(13.9)%	40	44	(9.8)%
CBios (4)	1,442	3,670	(60.7)%	93,933	503,501	(81.3)%	15	7	110.6%
TOTAL (3)	197,793	156,509	26.4%
	$ thousands				Units			($/unit)
	12M22	12M21	Chg %	12M22	12M21	Chg %	12M22	12M21	Chg %
Sugar (tons)	181,891	206,540	(11.9)%	430,623	537,502	(19.9)%	422	384	9.9%
Ethanol (cubic meters)	371,722	271,543	36.9%	552,171	473,570	16.6%	673	573	17.4%
Hydrous Ethanol (cubic meters)	104,418	109,994	(5.1)%	162,313	212,695	(23.7)%	643	517	24.4%
Anhydrous Ethanol (cubic meters)	267,304	161,549	65.5%	389,858	260,875	49.4%	686	619	10.7%
Energy (Mwh) (2)	29,681	43,212	(31.3)%	706,632	931,126	(24.1)%	42	46	(9.5)%
CBios	9,706	3,670	164.5%	550,796	503,501	9.4%	18	7	141.8%
TOTAL (3)	593,000	524,965	13.0%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
(3) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.
(4) During 2021 CBios were booked under the Other Operating Income line until 4Q21 when they were reversed to be included within our revenues line. Consequently, 4Q results are not comparable.

During 4Q22, hydrous ethanol prices in Brazil continued to experience the downward pressure caused by (i) the regulatory changes approved in the tax scheme of fuels; and by (ii) a reduction in international oil prices, which correlate with ethanol. Although anhydrous ethanol in the domestic market also experienced the decrease in prices, demand remained stronger due to the 27% mandatory blend with gasoline. On the other hand, the export market, in particular Europe, became an attractive outlet for players like us with the necessary certifications and the ability to meet product specification to help compensate the lower domestic prices. Last but not least, sugar continued to trade at stable levels throughout end of year even though Brazilian mills were maximizing the production of this product. This was so because Brazil was the only origin at the time with available sugar to meet global demand.

In this line, our commercial strategy remained unchanged throughout the last quarter as it continued to be focused on the commercialization of sugar and the export of anhydrous ethanol, while we built inventory of hydrous ethanol. The latter can either be sold at higher expected prices at a later stage or be converted into anhydrous ethanol.

Sugar sales reached $86.6 million during 4Q22, marking a year-over-year increase of 36.4%. This was driven by a 33.9% increase in selling volumes, partially due to higher production, coupled with a 1.8% increase in average prices which reached 19.0 ct/lb. Year-to-date sugar sales amounted to $181.9 million, 11.9% lower compared to 2021, driven by a 19.9% decrease in volume, partially offset by a 9.9% increase in average selling prices.

Ethanol sales during 4Q22 amounted to $102.4 million, marking a 28.2% year-over-year increase. The mix between hydrous and anhydrous ethanol, and domestic and export market, varied compared to 4Q21. Hydrous ethanol sales presented a 26.7% year-over-year reduction, explained by lower selling volumes as we reduced our production mix and built inventories, which latter can be dehydrated and sold at higher prices. On the other hand, anhydrous ethanol sales presented a 49.6% year-over-year increase, driven by a 63.6% increase in volume. Although average selling price showed a reduction compared to the same period of last year, it reflects a mix of higher exports which partially mitigated the lower domestic prices. Indeed, to profit from higher prices abroad, during the quarter we exported 41 thousand m3 at an average price of 20.4 cts/lb (751 $/m3). This represents a competitive advantage as we are one of the few players in Brazil certified to export ethanol and who can reach the level of purity required in Europe.

Year-to-date, ethanol sales amounted to $371.7 million, 36.9% higher compared to 2021 driven by a 17.4% increase in average selling prices coupled with a 16.6% increase in selling volume. Exports amounted to 123.1 thousand m3 at an average price of 20.8 cts/lb (762 $/m3).

Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. We do not speculate on CBio's prices but rather sell our credits as we generate them. During the quarter, we sold $1.4 million worth of CBios at an average price of 76 BRL/CBio (15 $/CBio). It is worth highlighting that the decrease in the amount of carbon credits sold during the quarter was driven by (i) the reduction in hydrous ethanol sales, and (ii) the growing volume of exports of anhydrous ethanol, which do not benefit from the right to issue CBios.

On an annual basis, we sold 551 thousand CBios, amounting to $9.7 million, 1.7x higher year-over-year. CBio prices were volatile throughout the year, impacted by regulatory changes in the underlying product. Prices reached peaks of 200 BRL/CBio (40 $/CBio), which we were able to capture.

In the case of energy, net sales amounted to $7.4 million during 4Q22 and $29.7 million in 2022, marking a year-over-year reduction of 22.3% and 31.3%, respectively. This was explained by a decrease in selling volumes mostly driven by our commercial decision to use our bagasse to dehydrate ethanol rather than to produce energy and sell it at low spot prices.

As shown in the table below, total production costs excluding depreciation and amortization reached 7.4 cts/lb in 4Q22, representing a 56.6% decrease compared to the same period of last year. Despite a genuine increase in costs due to a global inflationary environment, the year-over-year reduction in production costs was fully driven by the increase in crushing volume which enabled us to better dilute our fixed costs, especially agricultural costs which represent roughly 80% of our cost structure. On the other hand, during

2022 total production cost amounted to 8.1 cts/lb, marking a year-over-year increase of 21.3% on account of lower dilution of fixed costs due to the lower crushing volume (0.5 million tons less) coupled with higher costs of inputs, diesel and salaries, among others. It is worth highlighting that due to the fact that we used concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, we were able to mitigate the increase in fertilizer cost observed in 2022.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %
Industrial costs	22,502	14,476	55.4%	2.5	4.6	(44.7)%
Industrial costs	21,047	14,476	45.4%	2.4	4.6	(48.3)%
Cane from 3rd parties	1,455	—	n.a.	0.2	—	n.a.
Agricultural costs	89,621	62,833	42.6%	10.0	19.8	(49.3)%
Harvest costs	31,164	11,638	167.8%	3.5	3.7	(4.8)%
Cane depreciation	18,662	13,452	38.7%	2.1	4.2	(50.7)%
Agricultural Partnership Costs	12,910	15,165	(14.9)%	1.4	4.8	(69.7)%
Maintenance costs	26,886	22,578	19.1%	3.0	7.1	(57.7)%
Total Production Costs	112,123	77,309	45.0%	12.5	24.3	(48.4)%
Depreciation & Amortization PP&E	(45,969)	(23,064)	99.3%	(5.1)	(7.3)	(29.1)%
Total Production Costs (excl D&A)	66,153	54,245	22.0%	7.4	17.1	(56.6)%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M22	12M21	Chg %	12M22	12M21	Chg %
Industrial costs	91,937	80,033	14.9%	3.2	2.7	17.3%
Industrial costs	78,244	64,614	21.1%	2.7	2.2	23.6%
Cane from 3rd parties	13,693	15,419	(11.2)%	0.5	0.5	(9.3)%
Agricultural costs	302,905	260,832	16.1%	10.5	8.8	18.5%
Harvest costs	112,908	89,388	26.3%	3.9	3.0	28.9%
Cane depreciation	67,030	66,192	1.3%	2.3	2.2	3.4%
Agricultural Partnership Costs	50,570	42,368	19.4%	1.8	1.4	21.8%
Maintenance costs	72,397	62,884	15.1%	2.5	2.1	17.5%
Total Production Costs	394,842	340,865	15.8%	13.7	11.6	18.2%
Depreciation & Amortization PP&E	(160,920)	(143,981)	11.8%	(5.6)	(4.9)	14.1%
Total Production Costs (excl D&A)	233,922	196,884	18.8%	8.1	6.7	21.3%

Sugar, Ethanol & Energy - Total Cost of Production
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M22	12M21	Chg %	12M22	12M21	Chg %
Total Production Costs (excl. D&A)	233,922	196,884	18.8%	8.1	6.7	21.3%
Maintenance Capex	140,664	127,909	10.0%	4.9	4.3	12.3%
SG&A	50,395	45,186	11.5%	1.7	1.5	13.8%
Cogeneration	(27,236)	(36,597)	(25.6)%	(0.9)	(1.2)	(24.0)%
Tax Recovery	(19,780)	(23,367)	(15.4)%	(0.7)	(0.8)	(13.6)%
Total Cash Cost	377,966	310,014	21.9%	13.1	10.5	24.5%
Total cash cost reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032.

As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 13.1 cts/lb, 24.5% higher compared to 2021. This increase is explained by: (i) the aforementioned 21.3% increase in total production cost; (ii) 12.3% higher maintenance capex driven by higher renewal area, coupled with an increase in inputs for renewal planting costs, such as salaries, diesel, among others; (iii) 24.0% lower energy cogeneration as we used our bagasse to dehydrate our hydrous stocks rather than to produce energy; and (iv) a 13.6% reduction in tax recovery due to lower ethanol sales into the domestic market. All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we continue ramping up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Sugarcane Valuation Model current period	104,586	64,364	62.5%	104,586	64,364	62.5%
Sugarcane Valuation Model previous period	91,145	38,226	138.4%	64,364	71,506	(10.0)%
Total Changes in Fair Value	13,441	26,139	(48.6)%	40,222	(7,142)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) presented a year-over-year loss of $12.7 million in 4Q22. Although 4Q22 and 4Q21 both reflect an improvement in the productivity outlook of our sugarcane plantation, it is greater between 3Q21 and 4Q21 due to its recovery following the impact of the adverse weather. On the other hand, during 2022 Total Changes in Fair Value of Unharvested Biological Assets reported gains of $47.4 million mostly explained by higher expected yields, favored by the rainfalls received; coupled with higher expected prices.

Farming - Operational Performance
2021/22 Harvest Year

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2021/22 Harvested Area			Yields (Tons per hectare)
	2021/22	2020/21	Chg %	Hectares	% Harvested	Production	2021/22	2020/21	Chg %
Soybean	43,515	36,975	17.7%	43,515	100.0%	128,621	3.0	2.8	5.6%
Soybean 2nd Crop	27,559	31,340	(12.1)%	27,559	100.0%	49,342	1.8	2.2	(19.2)%
Corn (1)	48,344	46,904	3.1%	48,344	100.0%	297,419	6.2	5.9	4.3%
Corn 2nd Crop	9,192	9,663	(4.9)%	9,192	100.0%	45,202	4.9	5.2	(6.0)%
Wheat (2)	46,509	44,392	4.8%	46,509	100.0%	137,953	3.0	2.8	7.3%
Sunflower	23,092	16,164	42.9%	23,092	100.0%	39,054	1.7	1.8	(3.9)%
Cotton	7,427	3,519	111.1%	7,427	100.0%	4,262	0.6	0.5	14.0%
Peanut	22,102	26,123	(15.4)%	22,102	100.0%	62,433	2.8	3.0	(5.3)%
Other (3)	3,246	2,747	18.2%	3,246	100.0%	5,238	1.6	0.9	88.3%
Total Crops	230,986	217,828	6.0%	230,986	100.0%	769,524
Rice (4)	60,857	44,282	37.4%	60,857	100.0%	416,735	6.8	7.8	(12.5)%
Total Farming	291,843	262,110	11.3%	291,843	100.0%	1,186,259
Owned Croppable Area	112,361	111,009	1.2%
Leased Area	142,732	109,178	30.7%
Second Crop Area	36,750	41,924	(12.3)%
Total Farming Area	291,843	262,110	11.3%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %
Milk Production	14,406	13,597	6.0%	47.6	46.7	2.0%	35.9	37.3	(3.7)%

(1) Includes sorghum.
(2) Includes barley and peas.
(3) Includes chia, sesame, potatoes and beans.
(4) 21/22 campaign includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

We successfully completed our 2021/22 campaign with a total harvested area of 291,843 hectares and a production of over one million tons of aggregate grains.

2022/23 Planting Plan

Planting Plan
Planting & Production	Planting Plan (hectares)			2022/23 Planting Progress
	2022/2023	2021/2022	Chg %	Hectares	% Planted
Soybean	52,298	44,364	17.9%	52,298	100.0%
Soybean 2nd Crop	29,879	27,954	6.9%	29,879	100.0%
Corn (1)	38,640	48,952	(21.1)%	38,638	100.0%
Corn 2nd Crop	3,872	9,287	(58.3)%	3,872	100.0%
Wheat (2)	35,774	46,509	(23.1)%	35,774	100.0%
Sunflower	18,108	23,173	(21.9)%	18,108	100.0%
Cotton	10,265	7,427	38.2%	10,265	100.0%
Peanut	19,888	23,664	(16.0)%	19,888	100.0%
Other (3)	2,289	2,920	(21.6)%	2,104	91.9%
Total Crops	211,012	234,249	(9.9)%	210,825	99.9%
Rice (4)	55,629	49,040	13.4%	55,629	100.0%
Total Farming	266,641	283,289	(5.9)%	266,454	99.9%
Owned Croppable Area	102,208	111,460	(8.3)%
Leased Area	130,682	131,862	(0.9)%
Second Crop Area	33,750	39,967	(15.6)%
Total Farming Area	266,641	283,289	(5.9)%
(1) Includes sorghum.
(2) Includes barley and peas.
(3) Includes chia, sesame, potatoes and beans.
(4) For comparison purposes, the planted area for Rice related to the 2021/2022 campaign does not include Viterra's acquisition which took place in 2Q22 and thus will be included in 2Q23's earnings release.

During the second half of 2022, we began our planting activities for the 2022/23 season, which continued throughout early 2023. Our planting consists of 266,641 hectares, which represents a 5.9% reduction in area compared to the previous season. As of the date of this report, 99.9% of the area has already been seeded.

Owned croppable area reported a slight decline compared to the previous campaign to 102,208 hectares while second crop area showed a 15.6% reduction to 33,750 hectares. This is explained by a reduction in wheat planting in the Northern region of Argentina due to dry weather, which in turn resulted in a reduction in second crop area since those hectares were planned for two crops cycles, but ended up with just one. Leased area, which varies in size on the basis of expected return on invested capital, was flat year-over-year, reaching 130,682 hectares.

Planting Plan Update

In 2022 South America entered into a third consecutive year of drier weather, commonly known as a La Niña year. In Argentina and Uruguay, where our Farming operations are based, rain distribution varied according to the region but was mostly dry during spring and summertime. Limited precipitations, coupled with high temperatures and low soil moisture following two consecutive events of "La Niña", impacted the development of some of our crops, such as wheat. We received the necessary amount of precipitations to complete planting activities, and by mid-January we registered adequate rainfalls in all our productive regions. Nevertheless, some regions continued to experience high temperatures and low precipitations during February, consequently impacting crop development. The evolution of weather in the upcoming weeks will be key as most of our crops are undergoing its yield definition phase. Despite the challenges presented, it is worth highlighting that our geographic and product diversification aids in mitigating weather risk and enables us to adopt defensive strategies including delaying the planting window and/or switching to other crops which are either more resilient to dry weather or that develop at a later stage.

Soybean 1st crop: We successfully planted 52,298 hectares, marking a 17.9% year-over-year increase compared to the 2021/22 planting plan. This increase was driven by soybean being a crop that is more resilient to drier weather, in addition to having its yield definition stage during February-March, period when we usually receive stable rainfalls. While some regions received below average rains, consequently impacting crop development, there are other regions where soybean development remains at early stages. We forecast yields to be lower than the previous campaign due to lower rainfalls, coupled with high temperatures during the yield definition stage.

Corn: 38,640 hectares of corn have been successfully planted. In an effort to diversify our crop risk and minimize our water requirements, we reduced our planted area of early corn due to the impact of "La Niña" weather event during its development stage and in turn, we increased our late corn seeded area. Thus, we planted almost 12,000 hectares of early corn and over 26,000 hectares of late corn. Having the flexibility to switch our production mix in order to favor crops with a later planting window is an important competitive advantage. We forecast below average yields for early corn due to the dry weather experienced until mid-January, while late corn is showing a mixed performance, with some regions developing better due to good soil humidity. We are entering into the critical period of yield definition for our late corn, reason why rains will be necessary in the upcoming weeks.

Peanut: We have completed planting activities for all 19,888 hectares planned. Peanut production is fully concentrated in regions that have received good rainfalls throughout summer. However, due to high temperatures and low precipitation registered during February, we are forecasting yields to be lower than the previous harvest season .

Sunflower: We concluded planting activities for sunflower, which represents 18,108 hectares of our total planting plan. Despite the dry weather, we are still forecasting yields to be in line with historical average.

Wheat: Planting activities for wheat are carried out during the South American winter and harvesting activities are completed during the summertime. In this line, 35,774 hectares of wheat, which also includes other winter crops such as barley and peas, have been planted and harvested. It is worth highlighting that wheat production in Argentina registered a 50% cut (from an average volume of 22 million tons to 11 million tons) as a result of the dry weather observed during Winter and Spring 2022. Adecoagro's harvested volume showed a 40% declined compared to the previous campaign, less pronounced than the reduction at a national level, explained by our geographic diversification and defensive strategies, including delaying planting dates, among others.

Rice: All 55,629 hectares of the 2022/23 campaign have been seeded. Although high temperatures and sunny weather are good for rice development, the low precipitation registered during summertime led to water shortage in some of our rice farms, impacting yield definition. Consequently, we are forecasting yields to be in line with historical average.

Farming & Land Transformation Financial Performance

FARMING & LAND TRANSFORMATION BUSINESS - FINANCIAL HIGHLIGHTS
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gross Sales
Farming	175,442	156,153	12.4%	720,947	535,713	34.6%
Total Sales	175,442	156,153	12.4%	720,947	535,713	34.6%
Adjusted EBITDA (1)
Farming	9,934	9,453	5.1%	79,212	117,221	(32.4)%
Land Transformation	354	1,021	(65.3)%	3,699	6,613	(44.1)%
Total Adjusted EBITDA (1)	10,288	10,474	(1.8)%	82,911	123,834	(33.0)%
Adjusted EBIT (1)
Farming	536	3,672	(85.4)%	48,905	95,321	(48.7)%
Land Transformation	354	1,021	(65.3)%	3,699	6,613	(44.1)%
Total Adjusted EBIT (1)	890	4,693	(81.0)%	52,604	101,934	(48.4)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation business amounted to $10.3 million in 4Q22, in line with the same period of last year. The higher results from our Rice and Dairy businesses were offset by a $7.4 million year-over-year reduction in Crops driven by (i) lower sales; (ii) higher costs due to a global inflationary environment; and (iii) an uneven performance of yields. Our Land Transformation segment reported an Adjusted EBITDA reduction of $0.7 million compared to 4Q21 due to FX effects on our account receivable related to the latest sale of farms in Brazil, which tracks the evolution of soybean prices (3.5% appreciation of the Brazilian real in 4Q22 compared to a depreciation of 2.6% in 4Q21).

On a year-to-date basis, Adjusted EBITDA was $82.9 million, 33.0% lower than the previous year. Despite a 37.4% year-over-year increase reported in our Dairy business driven by volume and better mix of higher valued added products, lower Adjusted EBITDA generation was driven by our Rice and Crops businesses. Results were mainly impacted by higher costs, a mixed performance of yields and lower rice prices.

For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

CROPS
Highlights	metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gross Sales	$ thousands	54,207	65,921	(17.8)%	275,200	228,894	20.2%
	tons	95,791	168,663	(43.2)%	641,184	649,926	(1.3)%
	$ per ton	566	391	44.8%	429	352	21.9%
Adjusted EBITDA	$ thousands	(3,257)	4,180	n.m.	26,999	52,052	(48.1)%
Adjusted EBIT	$ thousands	(5,396)	2,274	n.m.	19,091	45,551	(58.1)%
Planted Area	hectares	230,986	217,828	6.0%	230,986	217,828	6.0%

In 4Q22, gross sales in our Crops segment amounted to $54.2 million, marking a 17.8% year-over-year reduction driven by a 43.2% decrease in selling volumes which fully offset the 44.8% increase in average selling prices. Lower selling volume was mainly explained by soybean sales, as we sold most of our production during 3Q22. This was so in order to profit from a 20% preferential exchange rate announced by the Argentine government to convert soybean earnings into local currency (also known as "soybean dollar"), which was valid during the month of September. Hence, soybean availability during 4Q22 was limited. Moreover, selling volumes were also impacted by lower wheat sales as production at a national level was c by dry weather. However, we were able to partially mitigate the negative operational results by booking 38.2% higher wheat prices compared to 4Q21, also driven by lower supply. As of December 31 2022, 100% of our wheat production was hedge at a 16% higher price than the previous campaign.
During 2022 gross sales amounted to $275.2 million, 20.2% higher than in 2021. Results were explained by a 21.9% increase in average selling prices, whereas volumes sold remained flat. It is worth highlighting that commodity prices have been trading at higher levels compared to 2021 due to (i) the ongoing conflict in Europe; coupled with (ii) a reduction in production in South America due to "La Niña" weather event.
Adjusted EBITDA during 4Q22 amounted to negative $3.3 million, marking a $7.4 million reduction compared to 4Q21. In addition to lower net sales, results were negatively impacted by a $10.6 million year-over-year loss in the mark-to-market of our biological assets and in the net realizable value of our agricultural produce after harvest given the aforementioned impact of dry weather on our wheat production. Further contributing to the lower results were higher costs in U.S. dollar terms driven by a global inflationary environment pressuring margins, consequently leading to an increase in agricultural input costs, such as diesel among others. Results were partially offset by a $2.2 million year-over-year gain in the mark-to-market of our forward contracts, coupled with a $1.7 million year-over-year reduction in general and administrative expenses.
On an annual basis, Adjusted EBITDA amounted to $27.0 million, marking a 48.1% or $25.1 million reduction compared to the previous year. As mentioned in past releases, lower Adjusted EBITDA generation was mostly explained by (i) higher costs in U.S. dollar terms driven by global inflation; (ii) an uneven performance in yields; (iii) an $11.3 million year-over-year loss in the mark-to-market of our forward contracts; and (iv) a $9.7 million increase in selling expenses due to higher freight costs.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %	4Q22	4Q21	Chg %
Soybean	6,200	11,619	(46.6)%	13,198	32,599	(59.5)%	470	356	31.8%
Corn (1)	11,800	9,883	19.4%	39,635	46,973	(15.6)%	298	210	41.5%
Wheat (2)	5,452	14,232	(61.7)%	17,004	61,331	(72.3)%	321	232	38.2%
Sunflower	6,207	3,782	64.1%	8,845	4,988	77.3%	702	758	(7.4)%
Cotton Lint	1,937	2,469	(21.5)%	807	2,004	(59.8)%	2,401	1,232	94.9
Peanut	18,588	20,721	(10.3)%	13,113	17,225	(23.9)%	1,418	1,203	17.8%
Others	4,023	3,215	25.1%	3,189	3,542	(10.0)%
Total	54,207	65,921	(17.8)%	95,791	168,663	(43.2)%
(1) Includes sorghum. (2) Includes barley.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	12M22	12M21	Chg %	12M22	12M21	Chg %	12M22	12M21	Chg %
Soybean	72,323	56,997	26.9%	167,881	167,927	—%	431	339	26.9%
Corn (1)	72,427	57,504	26.0%	295,299	277,828	6.3%	245	207	18.5%
Wheat (2)	23,603	27,267	(13.4)%	81,971	123,224	(33.5)%	288	221	30.1%
Sunflower	25,076	16,618	50.9%	32,747	23,111	41.7%	766	719	6.5%
Cotton Lint	6,805	2,469	175.6%	4,428	2,004	120.9%	1,537	1,232	24.7%
Peanut	63,087	60,422	4.4%	50,419	49,509	1.8%	1,251	1,220	2.5%
Others	11,879	7,617	56.0%	8,439	6,322	33.5%
Total	275,200	228,894	20.2%	641,184	649,926	(1.3)%
(1) Includes sorghum. (2) Includes barley.

The table below shows the gains and losses from crop production generated in 2022. Our crop operations related to the 2021/22 season, which we harvested between January and June 2022, generated Changes in Fair Value of $66.6 million. As of December 31, 2022, 35,293 hectares of the 2022/23 harvest (mainly corn, sunflower and peanut) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of $2.0 million. In addition, 34,833 hectares of 2022/23 winter crops (mainly wheat and barley) had been harvested, generating Changed in Fair Value and Agricultural Produce in 2022 of $4.4 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2022 reached $64.1 million, compared to $65.7 million generated in 2021. The main driver for the decrease in margins is the loss reported in our winter crops caused by the impact of dry weather, which was partially offset by the increase in harvested area during the previous campaign.

CROPS - CHANGES IN FAIR VALUE BREAKDOWN - AS OF DECEMBER 31, 2022 (1)
12M22	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total
2021/22 Harvest Year
Total Harvested Area	Hectares	49,217	27,559	48,233	9,192	44,160	23,092	7,427	22,569	231,448
Area harvested in previous periods	Hectares	—	—	—	—	44,160	—	—	—	44,160
Area harvested in current period	Hectares	49,217	27,559	48,233	9,192	—	23,092	7,427	22,569	187,288
Changes in Fair Value 12M22 from harvested area 2021/22	$ thousands	18,858	9,114	26,574	4,926	—	1,493	2,705	2,920	66,590
2022/23 Harvest Year
Total Planted area	Hectares	40,752	23,297	25,481	924	35,773	17,041	9,364	18,147	170,778
Area planted in initial growth stages	Hectares	40,692	23,297	18,561	924	—	1,793	8,408	6,978	100,653
Area planted with significant biological growth	Hectares	60	—	6,920	—	941	15,248	956	11,169	35,293
Area harvested in current period	Hectares	—	—	—	—	34,833	—	—	—	34,833
Changes in Fair Value 12M22 from planted area 2022/23	$ thousands	14	—	998	—	(178)	886	313	(66)	1,966
Changes in Fair Value 12M22 from harvested area 2022/23	$ thousands	—	—	—	—	(4,424)	—	—	—	(4,424)
Total Changes in Fair Value in 12M22	$ thousands	18,872	9,114	27,573	4,926	(4,602)	2,378	3,018	2,854	64,133
(1) Planted and harvested area figures as of December 31th, 2022. Soybean includes other crops such as beans, sesame, chia and sorghum.

Rice Segment

RICE
Highlights	metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gross Sales	$ thousands	64,712	40,025	61.7%	203,686	130,526	56.1%
Sales of white rice	thousand tons	93	60	55.8%	336	205	64.1%
	$ per ton	564	518	8.7%	513	530	(3.2)%
	$ thousands	52,516	30,998	69.4%	172,562	108,613	58.9%
Sales of By-products	$ thousands	12,196	9,027	35.1%	31,124	21,913	42.0%
Adjusted EBITDA	$ thousands	5,452	14	n.m	20,705	40,746	(49.2)%
Adjusted EBIT	$ thousands	810	(2,270)	n.a	8,593	32,666	(73.7)%
Area under production (2)	hectares	60,857	44,282	37.4%	60,857	44,282	37.4%
Rice Mills
Total Processed Rough Rice(1)	thousand tons	83	38	115.3%	251	200	25.6%
Ending stock - White Rice	thousand tons	34	17	100.8%	34	17	100.8%
(1) Expressed in white rice equivalent.
(2) Includes rice planted and harvested related to our recent acquisition of Viterra’s rice operations.

Gross sales amounted to $64.7 million in 4Q22, marking a 61.7% increase compared to the same period of last year. This was explained by a 55.8% year-over-year increase in selling volumes, coupled with an increase in average selling prices to $564/ton (vs. $518/ton in 4Q21). As we anticipated in past releases, the increase in selling prices was driven by a stronger demand, coupled with adverse weather conditions in key producing countries, such as India and China. On a full year basis, gross sales amounted to $203.7 million, 56.1% higher compared to 2021, driven by a 64.1% increase in selling volumes, which include inventory related to our recent acquisition of Viterra’s rice operations (closed in May 2022). It is worth highlighting that despite the year-over-year decrease in average selling prices, these have significantly increased from the levels reported at the beginning of the year and continue to be supportive as we enter into 2023. Thus, we expect to capitalize on this trend in the short to mid term.

Adjusted EBITDA was $5.5 million in 4Q22, $5.4 million higher than in 4Q21. This was fully explained by the aforementioned increase in net sales, although partially offset by higher costs in U.S. dollar terms and by a $6.7 million year-over-year increase in selling expenses due to higher logistic and fobbing costs. Adjusted EBITDA in 2022 amounted to $20.7 million, 49.2% lower than in 2021. As we have previously reported, results were mainly impacted by a reduction of 1 Tn/Ha in yields due to the impact of "La Niña" in some of our farms, which contributed to a $22.3 million year-over-year loss in the mark-to-market of our biological asset and in the net realizable value of our agricultural produce after harvest. Moreover, results were negatively impacted by the aforementioned increase in costs in U.S. dollar terms due to the global inflationary environment, which impacted agricultural input costs, such as diesel; along with higher logistics costs which pressured margins.

Dairy Segment

DAIRY
Highlights	metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gross Sales	$ thousands (1)	54,718	48,168	13.6%	236,222	172,803	36.7%
	million liters (2) (3)	105.7	100.5	5.2%	411.6	380.6	8.2%
Adjusted EBITDA	$ thousands	7,861	3,577	119.8%	31,460	22,901	37.4%
Adjusted EBIT	$ thousands	5,280	2,066	155.6%	21,385	15,757	35.7%
Dairy - Farm
Milking Cows	average heads	14,406	13,597	6.0%	14,415	12,942	11.4%
Cow Productivity	liter/cow/day	35.9	37.3	(3.7)%	35.3	36.7	(3.8)%
Total Milk Produced	million liters	47.6	46.7	2.0%	185.6	173.1	7.2%
Dairy - Industry
Total Milk Processed	million liters	91.1	98.2	(7.2)%	359.4	352.5	2.0%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows.
(2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 4Q22, milk production at the farm level was 47.6 million liters, 2.0% higher compared to the same period of last year. This was mainly explained by a 6.0% increase in our dairy cow herd, marking an average of 14,406 milking cows during the quarter. Cow productivity continued at high levels standing at 35.9 liters per cow per day, despite presenting a slight decrease versus 4Q21. On a full year basis, total milk production was 185.6 million liters, 7.2% or 12.4 million liters higher than in 2021, totally attributable to an 11.4% increase in our milking cows, which fully offset the 3.8% reduction in productivity.
At the industry level, we processed 91.1 million liters of raw milk during 4Q22, marking a 7.2% decrease compared to the same period of last year. On an annual basis, we processed 359.4 million liters, presenting a year-over-year increase of 2.0%. Out of this volume, approximately 36% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. We continue working on product developments to cater both to the domestic and export market.
Adjusted EBITDA amounted to $7.9 million during 4Q22 and $31.5 million in 2022, marking a 119.8% and 37.4% year-over-year increase, respectively. In both cases, results were driven by (i) an increase in gross sales, on account of higher volume sold and higher average selling prices, as we increase the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Results were partially offset by higher costs in U.S. dollar terms driven by a global inflationary environment. The main cost contributors were (i) higher cost of feed (corn silage and soy pellets) and (ii) higher costs related to health and reproduction.
Adjusted EBIT amounted to $5.3 million and $21.4 million during 4Q22 and 2022, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the full year result of the business decreases to negative $65.5 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gross Sales	$ thousands	1,805	2,039	(11.5)%	5,839	3,490	67.3%
Adjusted EBITDA	$ thousands	(122)	1,682	n.a.	48	1,522	(96.8)%
Adjusted EBIT	$ thousands	(158)	1,602	n.a.	(164)	1,347	n.a.
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA for All Other Segments during 4Q22 was negative $122 thousand versus positive $1.7 million reported in 4Q21. Year-to-date, Adjusted EBITDA amounted to $48 thousand, compared to $1.5 million during the same period of last year.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Adjusted EBITDA	$ thousands	354	1,021	(65.3)%	3,699	6,613	(44.1)%
Adjusted EBIT	$ thousands	354	1,021	(65.3)%	3,699	6,613	(44.1)%
Land sold	Hectares	—	—	n.a	—	—	n.a
Although no farm sales were conducted during 2022 nor during 2021, Adjusted EBITDA for our Land Transformation business amounted to $3.7 million and $6.6 million, respectively. This is so as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. The 44.1% year-over-year reduction in Adjusted EBITDA is mostly explained by a reduction in the number of installments to be received, coupled with the impact of the appreciation of the Brazilian currency (6.5% in 2022 compared to a depreciation of 7.4% in 2021), which fully offset the increase in the price of soybean.
Adjusted EBITDA in 4Q22 presented a year-over-year reduction of $0.7 million, explained by the appreciation of the Brazilian real (3.5% in 4Q22 compared to a depreciation of 2.6% in 4Q21), which fully offset the increase in the price of soybean.
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate Expenses

CORPORATE EXPENSES
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Corporate Expenses	(5,636)	(5,975)	(5.7)%	(23,828)	(21,584)	10.4%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for the full year of 2022 were $23.8 million, 10.4% higher than in 2021 mainly explained by an increase in costs impacted by an inflation in U.S. dollar terms.

Other Operating Income

OTHER OPERATING INCOME
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Gain / (Loss) from commodity derivative financial instruments	(4,300)	(1,026)	319.1%	(6,652)	(15,611)	(57.4)%
(Loss) from forward contracts	(120)	(1,970)	(93.9)%	1,731	(1,970)	n.a.
Gain from disposal of other property items	787	(2,568)	n.a	3,726	(223)	n.a
Net Gain from FV Adjustment in Investment Property	851	(1,870)	n.a	(2,764)	(3,884)	(28.8)%
Other	962	720	33.6%	6,652	3,555	87.1%
Total	(1,820)	(6,714)	(72.9)%	2,693	(18,118)	n.a
Other Operating Income amounted to $2.7 million in 2022, marking a year-over-year gain of $20.8 million. This was mostly explained by 2021's results, namely the loss generated in the mark-to-market of our commodity hedge position as a consequence of an increase in commodity prices.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of December 31,2022
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2021/2022 Harvest season
Soybeans	162,452	418.4	1,553.0	100%
Corn	270,293	230.5	634.5	100%
Wheat	92,126	258.2	827.4	100%
2022/2023 Harvest season
Soybeans	43,290	417.3	1,514.0	22%
Corn	31,700	235.5	648.8	16%
Wheat	53,375	300.7	958.5	100%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2022/2023 Harvest season
Sugar (tons)	446,123	431.5	19.6	100%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	575,786	52.8	n.a	100%
2023/2024 Harvest season
Sugar (tons)	144,780	389.9	18.4	26%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	513,060	53.4	n.a	83%

(1) Energy prices in 2022 and 2023 were converted to USD at an exchange rate of BRL/USD 5.25 and BRL/USD 5.49, respectively.

Financial Results

FINANCIAL RESULTS
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Interest Expenses, net	(16,248)	(15,153)	7.2%	(44,256)	(58,455)	(24.3)%
Cash Flow Hedge - Transfer from Equity	(4,620)	(8,943)	(48.3)%	(40,195)	(52,650)	(23.7)%
FX Gain / (Losses), net	6,636	9,328	(28.9)%	19,278	18,939	1.8%
Gain/loss from derivative financial Instruments	(1,192)	(130)	816.9%	(2,384)	512	n.m.
Taxes	(1,230)	(1,520)	(19.1)%	(4,862)	(7,073)	(31.3)%
Finance Cost - Right-of-use Assets	(8,456)	(3,130)	170.2%	(31,113)	(16,502)	88.5%
Inflation accounting effects	(16,821)	3,322	n.m.	(2,144)	11,541	n.m.
Other Expenses, net	(2,804)	7,335	n.m.	(8,760)	218	n.m.
Total Financial Results	(44,735)	(8,891)	403.1%	(114,436)	(103,470)	10.6%
Net financial results totaled a loss of $44.7 million in 4Q22 and of $114.4 million in 2022. The year-over-year loss of $35.8 million and $11.0 million, respectively, is mostly explained by inflation accounting effects and other expenses.
The line "Inflation accounting effects" reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain every time inflation reduces the owed balance, in real terms. During 4Q22 and 2022, we registered a loss of $16.8 million and $2.1 million, respectively, amounting to a year-over-year loss of $20.1 million and $13.7 million, respectively. The negative results are primarily explained by the impact of inflation in our accounts receivable. In 4Q22 inflation rate stood at 17.3% compared to 10.2% in 4Q21, while during 2022 it amounted to 94.8% compared to 50.9% in 2021. The "Interest Expense" line is already net of the positive impact of inflation on our financial liabilities in Argentine Pesos. These results are non-cash in nature and do not impact the net worth of the Company, in U.S. dollars.

Further contributing to the loss in net financial results is the $10.1 million and $9.0 million year-over-year loss in "Other expenses, net" reported during 4Q22 and 2022, respectively. The lower year-over-year results are mostly explained by a high base of comparison, as during 2021 we generated gains by implementing a financial strategy that enabled us to take advantage of market opportunities and capitalize on the gap between Argentina's official and blue chip rate.

Net Income & Adjusted Net Income
Net Income amounted to $2.7 million during 4Q22, marking a $56.0 million reduction compared to the same period of last year. This was mostly explained by a $35.8 million year-over-year decrease in net financial results mostly driven by the exposure of our monetary assets and liabilities to inflation in Argentina (non-cash results). Moreover, we reported a decrease in income tax expense to negative $2.9 million versus benefits of $25.0 million in 4Q21. Net income in 2022 reached $108.6 million, $22.1 million or 16.9% lower compared to the previous year. This was mainly explained by an increase in our depreciation & amortization figure, mostly driven by our Sugar, Ethanol & Energy business on higher capitalization of inter-harvest costs.

Adjusted Net Income reached $18.6 million during 4Q22, $38.5 million lower than in 4Q21, whereas on an annual basis it amounted to $124.5 million, presenting a 20.8% decrease compared to the previous year. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Profit for the period	2,732	58,753	(95.4)%	108,606	130,717	(16.9)%
Foreign exchange losses/(gains), net	(6,636)	(9,328)	(28.9)%	(19,278)	(18,939)	1.8%
Cash flow hedge - transfer from equity	4,620	8,943	(48.3)%	40,195	52,650	(23.7)%
Inflation accounting effects	16,821	(3,322)	n.a	2,144	(11,541)	n.a
Net results from Fair Value adjustment of Investment Property	(917)	2,028	(145.2)%	2,961	4,331	(31.6)%
Bargain purchase gain on acquisition (2)	1,948	—	n.m.	(10,107)	—	n.m.
Adjusted Net Income	18,568	57,074	(67.5)%	124,521	157,218	(20.8)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 35 for a reconciliation of Adjusted Net Income.
(2) Non-cash item related to our recent acquisition of Viterra's rice operations, representing the difference between acquisition cost and fair value of net assets acquired.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	4Q22	3Q22	Chg %	4Q21	Chg %
Farming	291,861	349,921	(16.6)%	128,019	128.0%
Short term Debt	251,422	285,868	(12.0)%	86,263	191.5%
Long term Debt	40,439	64,053	(36.9)%	41,756	(3.2)%
Sugar, Ethanol & Energy	715,891	704,828	1.6%	689,632	3.8%
Short term Debt	28,347	26,244	8.0%	25,901	9.4%
Long term Debt	687,544	678,584	1.3%	663,731	3.6%
Total Short term Debt	279,769	312,112	(10.4)%	112,164	149.4%
Total Long term Debt	727,983	742,637	(2.0)%	705,487	3.2%
Gross Debt	1,007,752	1,054,749	(4.5)%	817,651	23.2%
Cash & Equivalents	230,653	159,362	44.7%	199,766	15.5%
Restricted Short-Term Investments	98,571	79,365	24.2%	—	n.a
Net Debt	678,528	816,022	(16.8)%	617,885	9.8%
EOP Net Debt / Adj. EBITDA LTM	1.6x	2.1x	(23.8)%	1.4x	10.9%

As of December 31, 2022, Adecoagro's net debt amounted to $678.5 million, $137.5 million or 16.8% lower compared to the previous quarter. The decrease in net debt is fully explained by a $90.5 million increase in our cash position (Cash & Equivalents + Short-term investments), coupled with a 4.5% reduction in our gross debt position. It is worth highlighting that cash levels increased throughout the fourth quarter on positive free cash flow generation thanks to our strategy to carry over inventory during the year in order to profit from better prices by year-end.

On a year-over-year basis, net debt was 9.8% higher compared to the same period of last year due to a 23.2% increase in our gross debt position, which partially offset the 64.8% increase in our cash position. The increase in debt was mainly driven by (i) the financing of our working capital needs to secure our supply chain as we are undertaking our planting activities related to the 2022/23 harvest season, along with higher costs of inputs; coupled with (ii) the financing of our growth capex, mostly related to the expansion of the size of our sugarcane plantation. These working capital requirements are being financed by short term borrowings in our Farming division at attractive rates. Thus, short-term debt was 149.4% higher compared to the same period of last year. As of December 31, 2022, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.72x, showing the Company's full capacity to repay short term debt with its cash balances.

Our Net Debt ratio (Net Debt/EBITDA) as of 4Q22 was 1.6x, 23.8% lower than the previous quarter and 10.9% up compared to 4Q21, in line with the increase in net debt. Nevertheless, we believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-term debt.

Capital Expenditures & Investments

CAPITAL EXPENDITURES
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Farming & Land Transformation	10,265	10,824	(5.2)%	42,281	48,187	(12.3)%
Expansion	10,265	4,789	114.3%	24,563	28,962	(15.2)%
Maintenance	—	6,035	(100.0)%	17,719	19,225	(7.8)%
Sugar, Ethanol & Energy	38,674	27,374	41.3%	186,783	156,977	19.0%
Maintenance	16,628	25,242	(34.1)%	140,560	127,909	9.9%
Planting	12,229	18,693	(34.6)%	72,916	55,728	30.8%
Industrial & Agricultural Machinery	4,399	6,549	(32.8)%	67,645	72,180	(6.3)%
Expansion	22,046	2,132	934.2%	46,223	29,068	59.0%
Planting	16,667	234	n.m	30,259	22,819	32.6%
Industrial & Agricultural Machinery	5,379	1,897	183.5%	15,964	6,249	155.5%
Total	48,939	38,198	28.1%	229,065	205,164	11.6%
Total Maintenance Capex	16,628	31,278	(46.8)%	158,279	147,134	7.6%
Total Expansion Capex	32,311	6,921	366.9%	70,786	58,030	22.0%
Adecoagro's capital expenditures totaled $48.9 million in 4Q22, 28.1% higher compared to the same period of last year, while in 2022 it amounted to $229.1 million, 11.6% higher year-over-year.

The Sugar, Ethanol and Energy business accounted for 79% or $38.7 million of total capex in 4Q22, marking a 41.3% increase compared to the same period of last year. Maintenance capex amounted to $16.6 million, 34.1% lower than in 4Q21 driven by a 34.6% decline in renewal planting on lower area (4,755 hectares less than in 4Q21), coupled with a 32.8% decrease in Industrial & Agricultural Machinery, partially explained by the actions taken during 4Q21 to mitigate the impact of 2021's frost in our sugarcane plantation. Expansion capex, in turn, increased by $19.9 million compared to the previous year, reaching $22.0 million. Investments on this front are related to (i) expansion planting as we continue to increase the size of our sugarcane plantation with the aim of reaching full capacity in our mills; as well as to (ii) small projects including increasing our capacity to concentrate vinasse. Year-to-date, capital expenditures amounted to $186.8 million, 19.0% higher compared to the same period of last year. This was mostly driven by the first quarter dynamics, namely the higher capitalization of inter-harvest costs due to the late start of crushing activities and hence, longer inter-harvest period.

Farming & Land Transformation businesses accounted for 21%, or $10.3 million of total capex in 4Q22, presenting a year-over-year decrease of 5.2%. This decline is fully explained by all the maintenance capex being conducted during the first nine months of the year. On the hand, the $5.5 million increase in expansion capex was driven by the construction of our second biodigestor in our Dairy business (to generate renewable energy from cow manure), coupled with the upgrade of our cheese equipment to enhance our product portfolio offering. On a full year basis, capital expenditures were $42.3 million, 12.3% or $5.9 million lower than the same period of last year.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	4Q22	4Q21	% Chg	4Q22	4Q21	% Chg
Soybean	tons	6,403	7,382	(13.3)%	2,670	2,553	4.6%
Corn (1)	tons	18,533	24,972	(25.8)%	3,749	4,665	(19.7)%
Wheat (2)	tons	56,377	75,184	(25.0)%	16,957	16,605	2.1%
Sunflower	tons	952	1,907	(50.1)%	1,493	969	54.1%
Cotton	tons	1,854	442	319.0%	2,784	782	256.0%
Rice (3)	tons	33,983	16,926	100.8%	13,367	4,872	174.4%
Peanut	tons	7,601	8,842	(14.0)%	6,907	8,121	(14.9)%
Organic Sugar	tons	2,730	4,284	(36.3)%	1,192	1,541	(22.7)%
Sugar	tons	72,421	18,866	283.9%	22,539	5,812	287.8%
Ethanol	m3	134,690	152,858	(11.9)%	63,785	72,496	(12.0)%
Hydrous Ethanol	m3	109,563	60,591	80.8%	51,346	28,771	78.5%
Anhydrous Ethanol	m3	25,127	92,267	(72.8)%	12,439	43,725	(71.6)%
Fluid Milk	Th Lts	5,607	8,943	(37.3)%	3,199	4,750	(32.7)%
Powder Milk	tons	1,802	3,059	(41.1)%	7,799	9,547	(18.3)%
Cheese	tons	174	205	(14.8)%	794	860	(7.7)%
Butter	tons	241	—	n.a.	1,033	—	n.a.
Cbios	units	78,160	128,817	(39.3)%	1,177	1,006	17.0%
Others	tons	4,307	8,347	(48.4)%	3,272	3,674	(10.9)%
Total		425,835	461,036	(7.6)%	152,716	138,254	10.5%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent

Variations in inventory levels between 4Q22 and 4Q21 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

4Q22 Market Highlights

◦Sugar price traded within a range of 17.4 cts/lb to 21.0 cts/lb during 4Q22. The main source of volatility has been speculative fund activity. Prices in U.S. dollars were, on average, 6% higher than in 3Q22 and 1% lower than in 4Q21, according to ICE futures (Sugar #11). Supply & demand for raw sugar is expected to remain tight if demand for imports continues to be solid and Indian exports remain uncertain. In 1Q23 sugar prices are being supported by a perceived low stock in Brazil, and a low export pace from India. Prices are expected to remain supported throughout the year on account of (i) reliance on an early crop start in Brazil, and (ii) constraints in export capacity. In addition, sugar prices need to stay at a premium to ethanol parity, as the world needs maximum sugar production from Brazil. Thus, any further supply disruption could significantly affect the world's S&D and thus prices.

◦In October 2022, ethanol prices recovered due to the following combination of factors: (i) rainfalls in Center-South Brazil causing disruptions in harvesting activities; (ii) higher than expected fuel consumption; (iii) low inventories from fuel distributors; (iv) a more optimistic sentiment about federal taxes returning in 2023; and (v) strong ethanol exports. After a month of November when prices were stable, they started to decline in December due to a reduction in gasoline price made by Petrobras, coupled with a 60-day extension of the regulatory measures on fuels and biofuels. According to ESALQ index, hydrous and anhydrous prices decreased in average 20% on a year-over-year basis. As reported by UNICA (Brazil's sugarcane association), total ethanol sales in 4Q22 were 18% higher compared to the previous quarter, whereas accumulated exports were 63% higher compared to 2021/22's levels. Looking ahead to 2023/24 season, the outlook for oil remains positive, combined with a recovery in sugarcane and the need to maximize sugar production due to tight global sugar S&D. Thus, all these factors together should provide firm support to ethanol prices. Moreover, there is a strong signaling that the Brazilian government will re-instate fuel taxes in March 2023.

◦Brazil's carbon credit market under the RenovaBio program presented a 25% decrease in prices in 4Q22, reaching an average price of 93 BRL/CBio (approximately 20 USD/CBio), but still significantly up from the 51 BRL/CBio (approximately 10 USD/CBio) registered during the same period of last year. During October, November and December 2022, average prices stood at 91, 101 and 87 BRL/CBio (approximately 17, 19 and 17 USD/CBio, respectively).

◦In 4Q22, energy spot prices in the southeast region of Brazil were 59% lower than during the same period of last year. During October, November and December, average energy prices were 55.7 BRL/MWh. The main reason behind the drop continues to be the level of water at the southeast reservoirs (65%), marking a 27% increase compared to the same period of last year. In January 2023, the PLD (Preço de Liquidação das Diferenças or settlement price for differences) closed at 69.0 BRL/MWh, 10% higher compared to last year. As of December 31st, 2022, consumption showed a decrease of 1.6% versus the same period of last year, according to ONS (Electrical System Operator).

◦During 4Q22, soybean was 10% higher on CBOT compared to 3Q22, while corn was 1% lower. The bearish sentiment in prices was driven by (i) renovated Ukraine and Russia agreement on Black Sea, (ii)

a stable macro scenario despite worldwide inflation, (iii) recession; and (iv) a stronger U.S. dollar. Nevertheless, there are factors supporting commodity prices such as (i) "La Niña" weather event in January, February and March but shifting to "Neutral" for the rest of 2023, and (ii) a tight S&D balance on corn and soybean with high dependency on South American production. During 4Q22, funds reduced their net long position on soybean and increased their position on corn. Prices at the local market traded 15% higher on soybean and 6% higher on corn, compared to 3Q22. Pricer were supported by (i) a delay in soybean and corn planting activities due to "La Niña" coupled with a decrease in production estimates, and (ii) slower farmer selling on soybean due to the expectation of a new "soybean dollar" (preferential exchange rate for soybean farmers to convert their earnings to local currency).

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
•Adjusted Free Cash Flow
•Adjusted Free Cash Flow from Operations

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. . (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2021)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations aper segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), bargain purchases gains, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 41.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents and restricted short-term investments (namely US T-Bills use as collateral of short-term borrowings). This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	4Q22	3Q22	Chg %	4Q21	Chg %
Total Borrowings	1,007,752	1,054,749	(4.5)%	817,651	23.2%
Cash and Cash equivalents	230,653	159,362	44.7%	199,766	15.5%
Restricted short-term investments	98,571	79,365	24.2%	—	n.a
Net Debt	678,528	816,022	(16.8)%	617,885	9.8%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit / (Loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %
Profit for the period	2,732	58,753	(95.4)%	108,606	130,717	(16.9)%
Foreign exchange losses/(gains), net	(6,636)	(9,328)	(28.9)%	(19,278)	(18,939)	1.8%
Cash flow hedge - transfer from equity	4,620	8,943	(48.3)%	40,195	52,650	(23.7)%
Inflation accounting effects	16,821	(3,322)	n.a	2,144	(11,541)	n.a
Net results from Fair Value adjustment of Investment Property	(917)	2,028	(145.2)%	2,961	4,331	(31.6)%
Bargain purchase gain on acquisition	1,948	—	n.m.	(10,107)	—	n.m.
Adjusted Net Income	18,568	57,074	(67.5)%	124,521	157,218	(20.8)%
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments and; less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of restricted short-term investment (namely US T-Bills use as collateral of short-term borrowings). We define Adjusted Free Cash Flow from Operations as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net acquisition/disposal of restricted short-term investment (namely US T-Bills use as collateral of short-term borrowings), plus (viii) expansion capital expenditures.

Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt. and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company's business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Adjusted Free Cash Flow Summary
$ thousands	2022	2021	Chg %
Net cash generated from operating activities (1)	408,069	379,328	7.6%
Net cash used in investing activities (1)	(299,181)	(170,527)	75.4%
Interest paid (1)	(44,865)	(52,478)	(14.5)%
Expansion Capex reversal	70,786	58,030	22.0%
Lease Payments	(91,175)	(62,273)	46.4%
Dividends paid to non-controlling interest	(358)	(311)	15.1%
Restricted short-term investments	98,010	—	n.a.
Adjusted Free Cash Flow from Operations (NCFO) (2)	141,286	151,769 (3)	(6.9)%
Expansion Capex	(70,786)	(58,030)	22.0%
Adjusted Free Cash Flow (2)	70,500	93,739 (3)	(24.8)%
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(2) Please refer to "Reconciliation of Non-IFRS measures" starting on page 35 for a definition of Adjusted Free Cash Flow from Operations and Adjusted Free Cash Flow.
(3) As reported in our 2021 Annual report.

Reconciliation - Adjusted Free Cash Flow
$ thousands	2022	2021
Net Increase / (decrease) in cash and cash equivalents	47,189	(129,692)
Interest Paid	(44,788)	(53,587)
Lease payments	(91,175)	(62,273)
Dividends paid to non-controlling interest	(358)	(311)
Restricted short-term investments	98,010	—
Cash Flow from Financing Activities	23,573	303,133
IAS 29 & IAS 21 Effect for Investing Activities	83	4,694
IAS 29 & IAS 21 Effect for Operating Activities	38,043	30,666
IAS 29 & IAS 21 Effect for Interest paid	(77)	1,109
Adjusted Free Cash Flow	70,500	93,739
x

Reconciliation - Adjusted Free Cash Flow from Operations
$ thousands	2022	2021
Net Increase / (decrease) in cash and cash equivalents	47,189	(129,692)
Expansion Capex	70,786	58,030
Interest Paid	(44,788)	(53,587)
Lease payments	(91,175)	(62,273)
Dividends paid to non-controlling interest	(358)	(311)
Restricted short-term investments	98,010	—
Cash Flow from Financing Activities	23,573	303,133
IAS 29 & IAS 21 Effect for Investing Activities	83	4,694
IAS 29 & IAS 21 Effect for Operating Activities	38,043	30,666
IAS 29 & IAS 21 Effect for Interest paid	(77)	1,109
Adjusted Free Cash Flow from Operations	141,286	151,769

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	54,207	64,712	54,718	1,805	175,442	206,574	—	—	382,016
Cost of goods sold and services rendered	(47,651)	(45,906)	(48,714)	(1,659)	(143,930)	(160,052)	—	—	(303,982)
Initial recog. and changes in FV of BA and agricultural produce	(815)	(150)	7,889	(214)	6,710	30,349	—	—	37,059
Gain from changes in NRV of agricultural produce after harvest	1,011	—	—	—	1,011	—	—	—	1,011
Margin on Manufacturing and Agricultural Act. Before Opex	6,752	18,656	13,893	(68)	39,233	76,871	—	—	116,104
General and administrative expenses	(2,075)	(5,964)	(2,392)	(36)	(10,467)	(5,783)	—	(4,694)	(20,944)
Selling expenses	(8,415)	(11,312)	(6,323)	(47)	(26,097)	(15,134)	—	(142)	(41,373)
Other operating income, net	(1,658)	(570)	102	844	(1,282)	(791)	354	(101)	(1,820)
Bargain purchase gain	—	(1,906)	—	—	(1,906)	—	—	—	(1,906)
Profit from Operations Before Financing and Taxation	(5,396)	(1,096)	5,280	693	(519)	55,163	354	(4,937)	50,061
Net results from Fair value adjustment of Investment property	—	—	—	(851)	(851)	—	—	—	(851)
(-) Bargain purchase gain on acquisition	—	1,906	—	—	1,906	—	—	—	1,906
Adjusted EBIT	(5,396)	810	5,280	(158)	536	55,163	354	(4,937)	51,116
(-) Depreciation and Amortization	2,139	4,642	2,581	36	9,398	45,969	—	(699)	54,668
Adjusted EBITDA	(3,257)	5,452	7,861	(122)	9,934	101,132	354	(5,636)	105,784
Reconciliation to Profit/(Loss)
Adjusted EBITDA									105,784
(+) Depreciation and Amortization									(54,668)
(+) Financial result, net									(44,735)
(+) Net results from Fair value adjustment of Investment property									851
(+) Income Tax (Charge)/Benefit									(2,893)
(-) Bargain purchase gain on acquisition									(1,906)
(+) Translation Effect (IAS 21)									299
Profit/(Loss) for the Period									2,732

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	65,921	40,025	48,168	2,039	156,153	164,392	—	—	320,545
Cost of goods sold and services rendered	(59,009)	(35,796)	(43,737)	(1,901)	(140,443)	(120,055)	—	—	(260,498)
Initial recog. and changes in FV of BA and agricultural produce	12,904	791	5,274	1,665	20,634	17,511	—	—	38,145
Gain from changes in NRV of agricultural produce after harvest	(2,073)	—	—	—	(2,073)	34	—	—	(2,039)
Margin on Manufacturing and Agricultural Act. Before Opex	17,743	5,020	9,705	1,803	34,271	61,882	—	—	96,153
General and administrative expenses	(3,730)	(2,593)	(827)	(82)	(7,232)	(4,974)	—	(6,327)	(18,533)
Selling expenses	(7,930)	(4,641)	(6,779)	(116)	(19,466)	(12,780)	—	(155)	(32,401)
Other operating income, net	(3,809)	(56)	(33)	(1,873)	(5,771)	(2,166)	1,021	202	(6,714)
Profit from Operations Before Financing and Taxation	2,274	(2,270)	2,066	(268)	1,802	41,962	1,021	(6,280)	38,505
Net results from Fair value adjustment of Investment property	—	—	—	1,870	1,870	—	—	—	1,870
Adjusted EBIT	2,274	(2,270)	2,066	1,602	3,672	41,962	1,021	(6,280)	40,375
(-) Depreciation and Amortization	1,906	2,284	1,511	80	5,781	23,064	—	305	29,150
Adjusted EBITDA	4,180	14	3,577	1,682	9,453	65,026	1,021	(5,975)	69,525
Reconciliation to Profit/(Loss)
Adjusted EBITDA									69,525
(+) Depreciation and Amortization									(29,150)
(+) Financial result, net									(8,891)
(+) Net results from Fair value adjustment of Investment property									(1,870)
(+) Income Tax (Charge)/Benefit									24,974
(+) Translation Effect (IAS 21)									4,165
Profit/(Loss) for the Period									58,753

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	275,200	203,686	236,222	5,839	720,947	630,760	—	—	1,351,707
Cost of goods sold and services rendered	(252,879)	(159,940)	(204,924)	(5,153)	(622,896)	(455,841)	—	—	(1,078,737)
Initial recog. and changes in FV of BA and agricultural produce	64,133	14,802	27,523	(336)	106,122	108,066	—	—	214,188
Gain from changes in NRV of agricultural produce after harvest	(21,495)	—	—	—	(21,495)	(934)	—	—	(22,429)
Margin on Manufacturing and Agricultural Act. Before Opex	64,959	58,548	58,821	350	182,678	282,051	—	—	464,729
General and administrative expenses	(13,175)	(15,404)	(10,378)	(220)	(39,177)	(21,917)	—	(23,413)	(84,507)
Selling expenses	(31,672)	(34,630)	(27,050)	(257)	(93,609)	(50,165)	—	(257)	(144,031)
Other operating income, net	(1,021)	79	(8)	(2,801)	(3,751)	2,881	3,699	(136)	2,693
Bargain purchase gain	—	10,070	—	—	10,070	—	—	—	10,070
Profit from Operations Before Financing and Taxation	19,091	18,663	21,385	(2,928)	56,211	212,850	3,699	(23,806)	248,954
Net results from Fair value adjustment of Investment property	—	—	—	2,764	2,764	—	—	—	2,764
(-) Bargain purchase gain	—	(10,070)	—	—	(10,070)	—	—	—	(10,070)
Adjusted EBIT	19,091	8,593	21,385	(164)	48,905	212,850	3,699	(23,806)	241,648
(-) Depreciation and Amortization	7,908	12,112	10,075	212	30,307	160,920	—	(22)	191,205
Adjusted EBITDA	26,999	20,705	31,460	48	79,212	373,770	3,699	(23,828)	432,853
Reconciliation to Profit/(Loss)
Adjusted EBITDA									432,853
(+) Depreciation and Amortization									(191,205)
(+) Financial result, net									(114,436)
(+) Net results from Fair value adjustment of Investment property									(2,764)
(+) Income Tax (Charge)/Benefit									(26,758)
(-) Bargain purchase gain on acquisition									10,070
(+) Translation Effect (IAS 21)									846
Profit/(Loss) for the Period									108,606

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	228,894	130,526	172,803	3,490	535,713	562,010	—	—	1,097,723
Cost of goods sold and services rendered	(203,148)	(109,709)	(149,738)	(2,966)	(465,561)	(368,501)	—	—	(834,062)
Initial recog. and changes in FV of BA and agricultural produce	65,704	37,119	18,336	1,380	122,539	88,659	—	—	211,198
Gain from changes in NRV of agricultural produce after harvest	(10,163)	—	—	—	(10,163)	(1,495)	—	—	(11,658)
Margin on Manufacturing and Agricultural Act. Before Opex	81,287	57,936	41,401	1,904	182,528	280,673	—	—	463,201
General and administrative expenses	(10,273)	(8,891)	(4,715)	(173)	(24,052)	(19,464)	—	(22,119)	(65,635)
Selling expenses	(21,925)	(16,618)	(20,779)	(273)	(59,595)	(52,946)	—	(306)	(112,847)
Other operating income, net	(3,538)	239	(150)	(3,995)	(7,444)	(17,390)	6,613	103	(18,118)
Profit from Operations Before Financing and Taxation	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601
Net results from Fair value adjustment of Investment property	—	—	—	3,884	3,884	—	—	—	3,884
Adjusted EBIT	45,551	32,666	15,757	1,347	95,321	190,873	6,613	(22,322)	270,485
(-) Depreciation and Amortization	6,501	8,080	7,144	175	21,900	143,981	—	738	166,619
Adjusted EBITDA	52,052	40,746	22,901	1,522	117,221	334,854	6,613	(21,584)	437,104
Reconciliation to Profit/(Loss)
Adjusted EBITDA									437,104
(+) Depreciation and Amortization									(166,619)
(+) Financial result, net									(103,470)
(+) Net results from Fair value adjustment of Investment property									(3,884)
(+) Income Tax (Charge)/Benefit									(43,837)
(+) Translation Effect (IAS 21)									11,423
Profit/(Loss) for the Period									130,717

STATEMENT OF INCOME
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %

Sales of goods and services rendered	371,624	334,175	11.2%	1,347,724	1,124,352	19.9%
Cost of goods sold and services rendered	(294,869)	(271,458)	8.6%	(1,075,747)	(854,965)	25.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	34,574	44,855	(22.9)%	215,941	227,740	(5.2)%
Changes in net realizable value of agricultural produce after harvest	1,498	(2,566)	(158.4)%	(22,293)	(12,879)	73.1%
Margin on manufacturing and agricultural activities before operating expenses	112,827	105,006	7.4%	465,625	484,248	(3.8)%
General and administrative expenses	(19,306)	(20,578)	(6.2)%	(84,287)	(69,794)	20.8%
Selling expenses	(39,546)	(34,841)	13.5%	(143,515)	(117,662)	22.0%
Other operating income, net	(1,667)	(6,917)	(75.9)%	1,870	(18,768)	(110.0)%
Bargain purchase gain	(1,948)	—	n.a	10,107	—	n.a
Profit from operations before financing and taxation	50,360	42,670	18.0%	249,800	278,024	(10.2)%
Finance income	8,141	22,767	(64.2)%	25,308	36,670	(31.0)%
Finance costs	(36,055)	(34,980)	3.1%	(137,600)	(151,681)	(9.3)%
Other financial results - Net gain of inflation effects on the monetary items	(16,821)	3,322	(606.4)%	(2,144)	11,541	(118.6)%
Financial results, net	(44,735)	(8,891)	403.1%	(114,436)	(103,470)	10.6%
Profit before income tax	5,625	33,779	(83.3)%	135,364	174,554	(22.5)%
Income tax expense	(2,893)	24,974	(111.6)%	(26,758)	(43,837)	(39.0)%
Profit for the period	2,732	58,753	(95.4)%	108,606	130,717	(16.9)%

Condensed Consolidated Statement of Cash Flow

STATEMENT OF CASHFLOWS
$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	2,732	58,753	(95.4)%	108,606	130,717	(16.9)%
Adjustments for:
Income tax expense	2,893	(24,974)	(111.6)%	26,758	43,837	(39.0)%
Depreciation	53,034	29,802	78.0%	188,775	167,297	12.8%
Amortization	804	454	77.1%	2,265	1,631	38.9%
Depreciation of right of use assets	15,472	13,476	14.8%	63,339	49,199	28.7%
Loss / (gain) from the disposal of other property items	(756)	2,561	(129.5)%	(3,718)	397	n.a
(Gain) / loss from the sale of subsidiary	—	(10)	n.a	—	(10)	n.a
Bargain purchase gain	1,948	—	n.a	(10,107)	—	n.a
Net loss / (gain) from the Fair value adjustment of Investment properties	(917)	2,028	n.a	2,961	4,331	(31.6)%
Equity settled share-based compensation granted	2,805	1,861	50.7%	10,227	6,406	59.6%
Loss / (gain) from derivative financial instruments	7,502	3,982	88.4%	13,685	17,276	(20.8)%
Interest, finance cost related to lease liabilities and other financial expense, net	26,791	10,725	149.8%	83,130	75,610	9.9%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	11,951	(7,429)	n.a	(44,935)	(11,310)	297.3%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,644)	1,614	n.a	(72)	4,001	n.a
Provision and allowances	717	223	221.5%	999	1,146	(12.8)%
Net gain of inflation effects on the monetary items	16,821	(3,322)	(606.4)%	2,144	(11,541)	n.a
Foreign exchange losses, net	(6,636)	(9,328)	(28.9)%	(19,278)	(18,939)	1.8%
Cash flow hedge – transfer from equity	4,620	8,943	(48.3)%	40,195	52,650	(23.7)%
Subtotal	136,137	89,359	52.3%	464,974	512,698	(9.3)%

Changes in operating assets and liabilities:
Decrease / (Increase) in trade and other receivables	42,382	26,331	61.0%	(60,753)	(40,449)	50.2%
Decrease / (Increase) in inventories	104,543	87,550	19.4%	45,437	(102,815)	n.a
(Increase) / decrease in biological assets	(90,934)	(78,540)	15.8%	(3,686)	7,597	n.a
(Increase) in other assets	(191)	(315)	(39.4)%	(1,056)	(303)	248.5%
(Increase) in derivative financial instruments	(274)	(3,919)	(93.0)%	(9,661)	(29,319)	(67.0)%
Increase / (decrease) in trade and other payables	45,445	13,133	246.0%	(64,502)	(1,499)	4,203.0%
(Decrease) / increase in payroll and social security liabilities	(572)	430	n.a	7,681	4,874	58%
(Decrease) / increase in provisions for other liabilities	(115)	277	n.a	(290)	74	n.a
Net cash generated from operating activities before taxes paid	236,421	134,306	76.0%	378,144	350,858	7.8%
Income tax paid	(2,571)	(387)	564.3%	(8,118)	(2,196)	269.7%
Net cash generated from operating activities (a)	233,850	133,919	74.6%	370,026	348,662	6.1%

Condensed Consolidated Statement of Cash Flow

$ thousands	4Q22	4Q21	Chg %	12M22	12M21	Chg %

Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired	(483)	—	n . a	1,120	—	n . a
Purchases of property, plant and equipment	(44,247)	(35,671)	24.0%	(217,776)	(199,295)	9.3%
Purchase of cattle and non current biological assets	(882)	(3,011)	n . a	(9,096)	(11,776)	(22.8)%
Purchases of intangible assets	(1,316)	(374)	251.9%	(3,350)	(1,934)	73.2%
Interest received and others	856	13,538	(93.7)%	5,199	16,729	(68.9)%
Proceeds from sale of property, plant and equipment	1,667	149	1,018.8%	2,770	2,946	(6.0)%
Proceeds from sale of farmlands and other assets	(5,000)	—	n . a	9,879	8,099	22.0%
Proceeds from sale of subsidiary	10,000	10,010	(0.1)%	10,000	10,010	(0.1)%
Acquisition of short-term investment	(18,645)	—	n . a	(98,010)	—	n . a
Net cash used in investing activities (b)	(58,050)	(15,359)	278.0%	(299,264)	(175,221)	70.8%

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise	—	—	n .a	2,124	—	n .a
Proceeds from long-term borrowings	(1,446)	26,672	n .a	41,082	30,972	32.6%
Payments of long-term borrowings	352	(4,440)	(107.9)%	(14,012)	(108,425)	(87.1)%
Proceeds from short-term borrowings	37,867	68,526	(44.7)%	347,928	286,115	21.6%
Payments of short-term borrowings	(75,204)	(165,762)	(54.6)%	(192,648)	(328,463)	(41.3)%
Interest paid (c)	(15,806)	(8,637)	83.0%	(44,788)	(53,587)	(16.4)%
Prepayment related expenses	—	—	n . a	—	(3,068)	n . a
Collections / (Payments) of derivatives financial instruments	3	113	(97.3)%	118	2,370	(95.0)%
Lease Payments	(19,094)	(10,956)	74.3%	(91,175)	(62,273)	46.4%
Purchase of own shares	(10,034)	(12,414)	(19.2)%	(36,844)	(66,462)	(44.6)%
Dividends paid to non-controlling interest	(358)	(299)	19.7%	(358)	(311)	15.1%
Dividends to shareholders	(17,500)	—	n . a	(35,000)	—	n . a
Net cash generated / (used) from financing activities (d)	(101,220)	(107,197)	(5.6)%	(23,573)	(303,132)	(92.2)%
Net increase / (decrease) in cash and cash equivalents	74,580	11,363	556.3%	47,189	(129,691)	(136.4)%
Cash and cash equivalents at beginning of period	159,362	189,703	(16.0)%	199,766	336,282	(40.6)%
Effect of exchange rate changes and inflation on cash and cash equivalents (e)	(3,289)	(1,300)	153.0%	(16,302)	(6,825)	138.9%
Cash and cash equivalents at end of year	230,653	199,766	15.5%	230,653	199,766	15.5%

(a) Includes (38,043) and (30,666) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for December 31, 2022 and 2021, respectively.
(b) Includes (83) and (4,694)of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for December 31, 2022 and 2021, respectively.
(c) Includes 77 and (1,109) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for December 31, 2022 and 2021, respectively.
(d) Includes 45,359 and 41,238 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for December 31, 2022 and 2021, respectively.
(e) Includes (7,233) and (5,878) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for December 31, 2022 and 2021, respectively.

Condensed Consolidated Statement of Financial Position

STATEMENT OF FINANCIAL POSITION
$ thousands	December 31, 2022	December 31, 2021	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,565,355	1,422,623	10.0%
Right of use assets	360,181	260,776	38.1%
Investment property	33,330	32,132	3.7%
Intangible assets, net	36,120	31,337	15.3%
Biological assets	30,622	19,355	58.2%
Deferred income tax assets	8,758	10,321	(15.1)%
Trade and other receivables, net	44,558	42,231	5.5%
Derivative financial instruments	5,208	757	588.0%
Other assets	1,701	1,071	58.8%
Total Non-Current Assets	2,085,833	1,820,603	14.6%
Current Assets
Biological assets	235,822	175,823	34.1%
Inventories	274,022	239,524	14.4%
Trade and other receivables, net	183,820	145,849	26.0%
Derivative financial instruments	134	828	(83.8)%
Other assets	—	8	(100.0)%
Restricted short-term investments	98,571	—	n . a
Cash and cash equivalents	230,653	199,766	15.5%
Total Current Assets	1,023,022	761,798	34.3%
TOTAL ASSETS	3,108,855	2,582,401	20.4%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	183,573	(9.0)%
Share premium	793,169	851,060	(6.8)%
Cumulative translation adjustment	(456,029)	(514,609)	(11.4)%
Equity-settled compensation	18,792	16,073	16.9%
Cash flow hedge	(44,872)	(60,932)	(26.4)%
Other reserves	126,925	106,172	19.5%
Treasury shares	(4,792)	(16,909)	(71.7)%
Revaluation surplus	281,909	289,982	(2.8)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	202,342	115,735	74.8%
Equity attributable to equity holders of the parent	1,126,091	1,011,719	11.3%
Non-controlling interest	37,552	36,111	4.0%
TOTAL SHAREHOLDERS EQUITY	1,163,643	1,047,830	11.1%

LIABILITIES
Non-Current Liabilities
Trade and other payables	17,210	284	5,959.9%
Borrowings	727,983	705,487	3.2%
Lease liabilities	283,549	201,718	40.6%
Deferred income tax liabilities	301,414	265,848	13.4%
Payroll and social liabilities	1,581	1,243	27.2%
Derivatives financial instruments	96	—	—%
Provisions for other liabilities	2,526	2,565	(1.5)%
Total Non-Current Liabilities	1,334,359	1,177,145	13.4%
Current Liabilities
Trade and other payables	242,397	168,746	43.6%
Current income tax liabilities	422	1,625	(74.0)%
Payroll and social liabilities	29,964	25,051	19.6%
Borrowings	279,769	112,164	149.4%
Lease liabilities	54,431	45,136	20.6%
Derivative financial instruments	2,961	1,283	130.8%
Provisions for other liabilities	909	3,421	(73.4)%
Total Current Liabilities	610,853	357,426	70.9%
TOTAL LIABILITIES	1,945,212	1,534,571	26.8%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,108,855	2,582,401	20.4%